EXHIBIT 99.1

Westport Fuel Systems Combines Businesses to Better Serve Growing Indian Market

Transaction Provides Cost Efficiencies and Greater Product Choice for Customers

VANCOUVER, British Columbia, Sept. 15, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced that it has signed definitive agreements with its joint venture partner in India, UNO MINDA Group (“UNO MINDA” or the “Group”), to sell the assets of its wholly owned subsidiary Rohan BRC Gas Equipment Pvt. Ltd. to Minda Emer Technologies Ltd., a 50%/50% joint venture owned by Westport Fuel Systems and UNO MINDA.

Rohan BRC Gas Equipment primarily manufactures and sells compressed natural gas (“CNG”) pressure reducers to automotive original equipment manufacturers (“OEMs”) and sells CNG conversion kits to the aftermarket under the “Rohan BRC” brand in India. Minda Emer Technologies primarily manufactures and sells CNG valves to automotive OEMs in India. Minda Emer Technology is purchasing the assets of Rohan BRC Gas Equipment to combine the product lines, provide a single point of contact and offer a better selection for automotive customers in India.

The manufacturing facility of Rohan BRC Gas Equipment is currently located in Ahmedabad, Gujarat, and this manufacturing capability will be consolidated into Minda Emer Technology’s manufacturing location in Manesar, Haryana, providing cost efficiencies and furthering the partnership.

Additional Westport Fuel Systems products will be consolidated into Minda Emer Technologies and, where possible, manufacturing for the India market will be localized in the joint venture. The joint venture will become Westport Fuel Systems’ operational hub to serve the Indian market for passenger cars, commercial vehicles and the large three-wheel vehicle segment.

“India is one of the largest and fastest growing markets for CNG vehicles given its commitment to sustainable and cost-competitive transportation” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “The combination of Westport Fuel Systems’ technologies and products with UNO MINDA’s local expertise and relationships strongly positions us to compete and grow in India. Building on our decade-long and successful partnership with UNO MINDA, we are very pleased to take this next step with them to serve this strategically important market.”

“Improving air quality is an important national objective in India and UNO MINDA is committed to this goal” said Nirmal K. Minda, Chairman and Managing Director of MINDA Industries Ltd (“MIL”). “Our partnership has been further strengthened with Westport Fuel Systems through the consolidation of business in India. This expanded partnership is an important milestone to achieve our objective of becoming the technology and market leader for CNG products in the Indian automotive market.”

Financial terms of the asset purchase and sale are not being disclosed. Minda Emer Technologies expects to commence selling Rohan BRC products in approximately 30 days.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

About UNO MINDA

MIL is a flagship company of UNO MINDA Group. UNO MINDA, a technology leader in the auto components industry, is a leading Tier-1 supplier of proprietary automotive solutions to OEMs. It manufactures automobile components for OEMs. It is an INR 72 billion (US$0.95 billion) Group in 2019-20 and is rapidly expanding with growing market share across all its product lines.

The Group is a global player in the automotive sector with overseas manufacturing facilities in Indonesia, Vietnam, Spain, Mexico, Morocco and Colombia as well as Design Offices in Taiwan, Japan and Spain. It has 62 manufacturing plants globally and has Joint Ventures/Technical Agreements with world renowned manufactures from Japan, Italy and Taiwan. It endeavours to deliver high technology and quality products to its customers globally. For more information about the Group and its businesses, please visit http://www.unominda.com.

Investor Inquiries:

Shawn Severson
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the consolidation of Rohan BRC's manufacturing capability, consolidation of Westport Fuel Systems products into Minda Emer Technologies and the timing for commencement of selling Rohan BRC products by Minda Emer Technologies. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and the Board of Directors and assumptions that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks, and are based on assumptions, related to the timing, identification and availability of manufacturing capacity and products, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form, and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.